VIA EDGAR	September 6, 2012

Ms. Erin Jaskot

Mr. Craig Slivka

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Eaton Corporation Limited
Registration Statement on Form S-4
Filed June 22, 2012
File No. 333-182303

Dear Ms. Jaskot and Mr. Slivka:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Eaton Corporation Limited (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 thereto, so that it will become effective at 3 p.m., Eastern Time, on Friday, September 7, 2012 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Marni Lerner (212-455-3443) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Ms. Lerner when this request for acceleration has been granted.

EATON CORPORATION LIMITED

By:	/s/ Thomas E. Moran
Name:	Thomas E. Moran
Title:	Director